Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

National Instrument 51-102

SOLARBANK CORPORATION

(the “Company”)

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Nova Scotia Securities Commission
Financial and Consumer Services Division, Prince Edward Island
Financial and Consumer Services Commission, New Brunswick
Autorité des marchés financiers
MSLL CPA LLP
ZH CPA, LLC

The Company hereby gives notice pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“National Instrument 51-102”) as follows:

1.	At the request of the Company, MSLL CPA LLP has resigned as auditor of the Company effective April 25, 2024 (the “Resignation Date”).

2.	The Company’s Board of Directors has accepted the resignation of MSLL CPA LLP as auditor of the Company effective the Resignation Date.

3.	The auditor’s reports on the Company’s financial statements, for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Resignation Date, did not express a modified opinion.

4.	The Company’s Board of Directors has approved the appointment of ZH CPA, LLC as successor auditor of the Company.

5.	In the opinion of the Company, as at the date hereof, there have been no Reportable Events (as such term is defined in National Instrument 51-102) in connection with the audits for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Resignation Date.

DATED at Toronto, Ontario, this 25th day of April, 2024.

SOLARBANK CORPORATION
BY ORDER OF THE BOARD

(signed) “Dr. Richard Lu”
Dr. Richard Lu
Director, President & CEO

MSLL CPA LLP 2110 - 1177 West Hastings Street Vancouver, B.C. Canada V6E 2K3	Tel: 604 688 5671 Fax: 604 688 8479 msllcpa.com

April 25, 2024

SolarBank Corporation (the “Company”)

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Nova Scotia Securities Commission

Financial and Consumer Services Division, Prince Edward Island

Financial and Consumer Services Commission, New Brunswick

Autorité des marchés financiers

Dear Sir/Madam:

Re: Notice of Change of Auditors of SolarBank Corporation

As required by National Instrument 51-102, we have reviewed the information contained in the Notice dated April 25, 2024, given by the Company to ourselves and ZH CPA, LLC.

In reference to the Notice of Change of Auditor, we wish to advise the relevant securities commissions that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice that we agree with the comments within the Notice.

Yours very truly,

/s/ MSLL CPA LLP

April 25, 2024

SolarBank Corporation (the “Company”)

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Nova Scotia Securities Commission

Financial and Consumer Services Division, Prince Edward Island

Financial and Consumer Services Commission, New Brunswick

Autorité des marchés financiers

Dear Sir/Madam:

Re: Notice of Change of Auditors of SolarBank Corporation

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of the Company dated April 25, 2024 (the “Notice”) and based on our knowledge of such information at this time, we agree with the statements made by management in the Notice. We also confirm that we have no disagreement or conflict with the Board of the Company.

Very truly yours,

ZH CPA, LLC